April 13, 2020

George Syllantavos
Co-Chief Executive Officer, Chief Financial Officer, and Director
Growth Capital Acquisition Corp.
The Chrysler Building
405 Lexington Avenue
New York, NY 10174

       Re: Growth Capital Acquisition Corp.
           Amendment 1 to Draft Registration Statement on Form S-1 Submitted April 3, 2020
           CIK 0001498233

Dear Mr. Syllantavos:

       We have reviewed your amended draft registration statement and have the following comment. In our comment we may ask you to provide us information so that we may better understand your disclosure.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe that our comment applies to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to the comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment 1 to Draft Registration Statement on Form S-1 submitted April 3, 2020

Change In Auditor, page 153

1. We have reviewed your response to prior comment 4. Item 304(a)(1)(ii) of Regulation S-
       K requires a statement whether the accountant's report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope, or accounting principles and a description of the nature of each such adverse opinion, disclaimer of opinion, modification, or qualification. This would include disclosure of uncertainty regarding the ability to continue as a going concern in the accountant's report. As such, please revise your disclosure. Please also provide an updated exhibit.
 George Syllantavos
Growth Capital Acquisition Corp.
April 13, 2020
Page 2

        You may contact Jeffrey R. Gordon, Staff Accountant, at (202) 551-3866 or Anne M.
McConnell, Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel, at
(202) 551-3728 or Asia Timmons-Pierce, Special Counsel, at (202) 551-3754 with any other questions.



                                                           Sincerely,
FirstName LastNameGeorge Syllantavos
                                                           Division of
Corporation Finance
Comapany NameGrowth Capital Acquisition Corp.
                                                           Office of
Manufacturing
April 13, 2020 Page 2
cc:       Jeffrey W. Rubin, Esq.
FirstName LastName